06004233

AB 3/11/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL GOAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CREEKSIDE DRIVE
(No. and Street)

RANCHO MIRAGE (City) CALIFORNIA (State) 92270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL E. KOCEN 760/324-1875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 22 2006
WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL E. KOCEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL GOAL SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature JOEL E. KOCEN

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Goal Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 9, 2006

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash in bank		$ 17,868
Concessions receivable		10,500
Advances to officers		54,002
Prepaid fidelity bond		460
Prepaid income taxes		468
Deposit - CRD		461
Property and equipment, net of accumulated depreciation of $67,519		124,519
Total assets		$ 208,278

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		$ -
Commitments		-
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	107,511	
Retained earnings	90,767	
Total stockholders' equity		208,278
Total liabilities and stockholders' equity		$ 208,278

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues - Concessions - DPP		$ 483,932
Total revenues		483,932
Operating expenses:		
Salaries, commissions and employee benefits	$ 297,703	
Professional consulting	9,103	
Client settlements	19,963	
Auto expenses	49,911	
Travel	7,056	
Legal and accounting	43,678	
NASD assessments/Dispute resolution	11,940	
SIPC assessment	150	
Fidelity bond expense	490	
Computer maintenance	3,274	
Office supplies and expenses	1,695	
Business development	4,850	
Depreciation	14,868	
Telephone	3,742	
Maintenance and repairs	806	
Postage and delivery	1,735	
Meals and entertainment	7,282	
Janitorial	3,392	
Educational training	95	
Total expenses		481,733
Income before income taxes		2,199
Income taxes		800
Net income		$ 1,399

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	97,511	89,368	196,879
Net income for the year ended December 31, 2005	-	-	1,399	1,399
Additional capital contributed	-	10,000	-	10,000
Balance at end of year	$ 10,000	107,511	90,767	208,278

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$ 1,399
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 6,133	
Increase in receivables	(10,500)	
Increase in advances	(45,679)	
Decrease in prepaid expenses	730	
Total adjustments		(49,316)
Net cash flows used for operating activities		(47,917)
Cash flows from investing activities:		
Purchase of equipment	(6,909)	
Net cash flows used for investing activities		(6,909)
Cash flows from financing activities:		
Additional contributed capital	10,000	
Net cash flows provided by financing activities		10,000
Net decrease in cash		(44,826)
Cash at beginning of year		62,694
Cash at end of year		$ 17,868

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ -
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with one branch office in Palm Springs, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's business consists of public and private placements of equity securities, debt securities, mortgage debt, secured notes, lease participations, and deeds of trust.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Property and Equipment

Property and equipment consists of the following components as of December 31, 2005:

Furniture and fixtures	$ 72,230
Computer equipment	29,070
Leasehold improvements	90,738
	192,038
Less accumulated depreciation	(67,519)
Net property and equipment	$ 124,519

Depreciation of property and equipment is provided for on the straight-line method over the estimated useful lives of the assets, ranging from three to thirty-nine years.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current	$	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. There were no material deferred tax items as of December 31, 2005.

(3) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital was $17,868 which exceeded the required minimum capital by $12,868. The aggregate indebtedness to net capital ratio was not applicable as there was no aggregate indebtedness.

FINANCIAL GOAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total equity from statement of financial condition		$ 208,278
Less non-allowable assets:		
Concessions receivable	$ 10,500	
Prepaid income taxes	468	
Prepaid fidelity bond	460	
Net property and equipment	124,519	
Officer advances	54,002	
Deposit – CRD	461	190,410
Net capital		$ 17,868

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 12,868

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

FINANCIAL GOAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCIAL GOAL SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Goal Securities, Inc. for the year ended December 31, 2005, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
January 9, 2006